Exhibit 99.1

PRESS RELEASE	MARCH 8, 2011

AEGON appoints Adrian Grace CEO AEGON UK

•	Otto Thoresen to join Association of British Insurers as Director General

AEGON today announces the appointment of Adrian Grace as Chief Executive Officer of AEGON UK. He will replace Otto Thoresen, who is leaving AEGON after six years as UK CEO. Mr. Thoresen will become Director General of the Association of British Insurers (ABI). Mr. Grace, whose appointment is subject to approval by the Financial Services Authority (FSA) will take up his new role as of April 1, 2011.

Adrian Grace is currently Chief Operating Officer of AEGON UK, a position he has held for the past twelve months. During that time, he has been responsible for developing and implementing the major business transformation plan for AEGON UK currently underway.

AEGON introduced a restructuring program in June 2010 aimed at reducing operating costs by 25% of the life and pensions business by end 2011 in order to improve the returns of the business. At the same time, efforts are aimed at refocusing the business on the two growth markets of At Retirement and Workplace Savings, in which AEGON already has strong positions.

Adrian Grace joined AEGON in February 2009. In his first year with AEGON, as Director of Group Development, he was responsible for delivering greater operational efficiency in AEGON’s sales force and in its owned adviser businesses Origen and Positive Solutions. Prior to joining AEGON, Mr. Grace held a variety of business development roles at GE Capital, during which he was based also in the United States and Far East. He also held managing director roles at Sage Group, HBoS and Barclays Insurance.

AEGON’s CEO Alex Wynaendts stated: “We are grateful to Otto Thoresen for his years of leadership and many contributions to AEGON UK throughout his long career. Adrian Grace is uniquely qualified to lead our organization in the UK forward given his extensive industry experience and the significant role he has played in repositioning our business over the past several months. Adrian is committed to deliver on the strategic priorities for AEGON UK which are aimed at achieving a new era of focused growth in the At Retirement and Workplace Savings markets.”

Adrian Grace said: “I am very pleased to have the opportunity to lead AEGON UK at such an important time for our business. I will continue with the strategy which the AEGON UK leadership team has introduced over the past twelve months. My aim will be to execute our plans well in order to achieve improved performance and leverage the strengths that benefit us as part of a global company. AEGON UK has the potential to be one of the winners in this market in the future and I’m looking forward to the challenges and opportunities ahead.”

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 27,500 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: Gerbrand Nijman +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Key figures - EUR	Full year 2010	Full year 2009
Underlying earnings before tax	2.0 billion	1.2 billion
New life sales	2.2 billion	2.1 billion
Gross deposits (excl. run-off)	33 billion	28 billion
Revenue generating investments (end of period)	413 billion	363 billion

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the Americas, the Netherlands, the United Kingdom and new markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

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Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	Our inability to obtain consent from the Dutch Central Bank to repurchase our Core Capital Securities; and

•	Our inability to divest Transamerica Reinsurance on terms acceptable to us.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.